SECI 

16014910

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 14 2016

Washington DC 416

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SEC FILE NUMBER
8-67121

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Raine Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 Seventh Avenue, 39th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brandon Gardner +1 212-603-5500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RAINE SECURITIES LLC

(SEC I.D. No. 8-67121)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015,
AND INDEPENDENT AUDITORS' REPORT

AFFIRMATION

I, Jeff Sine, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supplementary schedules pertaining to Raine Securities LLC (the "Company") as of and for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jeff Sine
Co-Chief Executive Officer

State of New York – County of Westchester as
Subscribed and sworn to (or affirmed) before me
This 11 day of march, 2016

By Jeffrey Sine
Personally known x OR Produced identification__

Aline G. Santiago-Scheck, Notary Public



ALINE G. SANTIAGO SCHECK
Notary Public, State of New York
No. 01SA6186519
Qualified in Westchester County
Commission Expires May 5, 2016

Raine Securities LLC
Index
December 31, 2015

Page(s)



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Raine Securities LLC:

We have audited the accompanying statement of financial condition of Raine Securities LLC (the "Company"), as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Raine Securities LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 11, 2016

Raine Securities LLC
Statement of Financial Condition
As of December 31, 2015

Assets		
Cash	$	6,322,730
Accounts receivable, net		301,737
Accrued revenue		1,505,000
Client reimbursable expenses, net		1,666,056
Receivable from affiliate		24,155
Prepaid expenses		129,647
Deposit with clearing broker		50,071
Total assets	$	9,999,396
Liabilities and Member's Equity		
Accounts payable and other accrued expenses	$	307,673
Due to affiliate		491,812
Total liabilities		799,485
Member's equity		9,199,911
Total Liabilities and Member's Equity	$	9,999,396

The accompanying notes are an integral part of these financial statements.

1. Organization

Raine Securities LLC ("Raine Securities" or the "Company") is a limited liability company established in the state of Delaware on August 23, 2005. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Raine Securities is an indirect wholly owned subsidiary of The Raine Group LLC ("Raine Group"). Raine Advisors LLC ("Raine Advisors") is the sole member of Raine Securities. The Company provides financial advisory services, acts as agent in the private placement of securities and acts as underwriter and selling group participant (for corporate securities other than mutual funds).

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 under Section (k)(2)(ii) of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The following is a summary of the significant accounting policies followed by the Company.

Cash
Cash consists of cash held by First Republic Bank.

Accounts Receivable
Accounts receivable is stated at its net realizable value, which represents the account balance less an allowance of $49,939 for balances not partially or fully collectable. The Company considers a receivable uncollectible when, based on current information or factors such as age and credit worthiness it is probable that the Company will not collect, in full, the receivable balance. An allowance is established when management believes that collection, after considering relevant factors, is in doubt.

Accrued Revenue
Accrued revenue is recorded for revenue earned, but not yet invoiced.

Client Reimbursable Expenses
Client reimbursable expenses are stated at its net realizable value, which represents the account balance less an allowance for balances not partially or fully collectable.

The Company's engagement letter agreements and other documents and arrangements with its clients allow for certain qualified expenses incurred by the Company to be reimbursed by its clients in connection with services provided. Reimbursable expenses consist primarily of out of pocket expenditures for travel, lodging and related costs. The Company recognizes reimbursable expenses at the time of incurrence and typically bills such expenses when the services related to the underlying transactions are completed under the terms of the assignment. At December 31, 2015, reimbursable expenses of $1,666,056 were included in Client reimbursable expenses, net on the accompanying statement of financial condition. At December 31, 2015, the Company established an allowance of $478,764 for reimbursable expenses based on client specific estimates

of recovery and its past collection history.

The Company reviews client receivables regularly to specifically identify amounts to directly write-off based on age, activity levels and balances. In cases in which management determines that collection will not occur, a direct write-off is recorded.

Fair Value of Financial Assets and Liabilities
The Company's financial assets and liabilities are carried at cost which approximates fair value. The Company's financial assets and liabilities include cash, receivables, accrued revenue, and certain other assets and liabilities. The carrying value of these financial assets and liabilities has been determined to approximate fair value since they are short-term in nature.

Income Taxes
The Company is a single-member limited liability company that, to the extent permitted by law, is treated as a "disregarded entity" for federal and state income tax purposes. The Company is included in the US federal income tax return for Raine Group. Raine Securities accounts for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"). ASC 740 provides guidance for the financial accounting and reporting for income taxes, and requires that when a member of a consolidated group issues separate financial statements, that the consolidated amount of current and deferred tax expense be allocated to such member using a method that is systematic, rational and consistent with the broader principles of ASC 740. As such, the Company has reflected tax expense in the financial statements attributable to the Company's stand-alone operations as though the Company filed separate income tax returns.

As of December 31, 2015, the Company has a remaining payable of $10,657 related to the accrual of NYC UBT included in Due to affiliate. The difference between the NYC UBT statutory rate of 4% and the rate the Company can use for its tax expense is principally due to income allocations to other jurisdictions and permanent book-tax differences.

ASC 740 also provides guidance regarding how certain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. The Company concluded that it does not have any unrecognized tax benefits or any additional tax liabilities for any uncertain positions as of December 31, 2015. The earliest tax year of Raine Group open for examination by tax authorities is New York City – 2012.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

ASC Topic 460, "Guarantees" requires the disclosure of the Company's representations and warranties which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as claims may be unasserted. However, based on its experience, the Company expects the risk of loss to be remote.

3. Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"). ASU 2014-09 requires a company to recognize revenue in an amount that reflects the consideration to which the entity expects to be entitled in exchange for services provided. The amendment requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers. The amendments in this update are effective prospectively during interim and annual periods beginning after December 15, 2017, with early adoption prohibited. The Company is currently assessing the impact the adoption of ASU 2014-09 will have on its financial statements.

In January 2015, the FASB issued ASU No. 2015-01, Income Statement - Extraordinary and Unusual Items ("ASU 2015-01"). ASU 2015-01 eliminates the concept of extraordinary items under U.S. GAAP. The amendments in this update are effective prospectively during interim and annual periods beginning after December 15, 2015, with early adoption permitted. The amendments may also be applied retrospectively to all prior periods in the financial statements. The adoption of ASU 2015-01 will not have a material impact on the Company's financial statements.

4. Concentration of Credit Risk

Raine Securities maintains cash with financial institutions with investment grade credit ratings. At times, the Company may maintain deposits in federally insured financial institutions in excess of federally insured ("FDIC") limit of $250,000. At December 31, 2015, the Company had $6,322,730 in cash held at First Republic Bank. However, the Company believes that it is not exposed to significant credit risk related to the financial position of the depository institution in which those deposits are held.

The Company may be exposed to credit risk regarding its accounts receivables and client reimbursable expenses (collectively, "client-related receivables"). The Company routinely assesses the financial strength of its clients and, based upon factors surrounding the credit risk of its clients, believes that its concentration and credit risk exposure with regard to its client-related receivables is limited. There is no collateral held for the client-related receivables as of December 31, 2015. Two clients accounted individually for more than 5% of client-related receivables as of December 31, 2015. These clients represented in the aggregate 38% of gross client-related receivables as of December 31, 2015.

5. Expense Sharing Agreement

On April 6, 2010, Raine Securities and Raine Group entered into an Administrative Services Agreement, as amended and restated (the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company reimburses Raine Group for a proportional share of salaries and related expenses of personnel employed by Raine Group performing services on behalf of Raine Securities, as well as a proportional share of certain other costs and expenses paid on behalf of Raine Securities, including office space, utilities, expenses for business travel and entertainment, insurance premiums and other general, administrative and overhead expenses. As of December 31, 2015, Raine Securities owed $481,155 to Raine Group under the Expense Sharing Agreementis and included in Due to affiliate. The parties to the Expense Sharing Agreement agree that Raine Securities has no obligation to any third party for the services that the Raine Group provides. Raine Group is solely responsible for any amounts owed relating to costs

incurred by it in providing services on behalf of Raine Securities.

6. Commitments and Contingencies

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker, subject to the credit risk of the clearing broker. The Company maintains a deposit of $50,071 with its clearing broker. For the year ended December 31, 2015, the Company did not conduct any customer securities transactions.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. There are no legal actions, pending, or to management's knowledge, threatened against the Company that we believe will have a material adverse effect on our business or financial statements.

7. Related-Party Transactions

From time to time, the Company renders advisory services to a member of Raine Holdings LLC, the ultimate parent company of the Raine Group. In connection with such advisory services, the Company is owed $92,863 of reimbursable expenses, which is included within Client reimbursable expenses, net, on the Statement of Financial Condition.

In connection with advisory services rendered to affiliates of the Raine Group, the Company is owed $29,007 of Accounts receivable and $50,635 of reimbursable expenses which are included on the Statement of Financial Condition within Accounts receivable, net, and Client reimbursable expenses, net, respectively, as of December 31, 2015.

In connection with the Expense Sharing Agreement, the Company reimburses the Raine Group for a proportional share of certain expenses. Refer to Note 5 for further discussion.

In connection with the 2015 accrual of New York City UBT, the Company recorded a payable included within Due to affiliate of the Statement of Financial Condition. Refer to Income Taxes in Note 2 for further discussion.

As of December 31, 2015, the Company is owed $24,155 in connection with an inter-company arrangement with a foreign affiliate of the Raine Group. Such amount is included in Receivable from affiliate on the Statement of Financial Condition.

8. Member's Equity

For the year ended December 31, 2015, Raine Advisors made capital withdrawals of $18,000,000.

9. Net Capital Requirements

As a registered broker-dealer, Raine Securities is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Under Rule 15c3-1, Raine Securities is required to maintain minimum net capital equal to the greater of $100,000 and 6.667% of aggregate indebtedness. At December 31, 2015, Raine Securities had net capital of $5,573,316, see supplemental schedule, which was $5,473,316 above its required net capital of the greater of $100,000 and 6.667% of aggregated indebtedness. The ratio of aggregate indebtedness to net capital was 0.143 to 1.000 at December 31, 2015.

10. Subsequent Events

The Company evaluated subsequent events or transactions that occurred from January 1, 2016 through March 11, 2016, the date the financial statements were available to be issued. There were no subsequent events during this period that require recognition or disclosure in the financial statements other than a withdrawal to Raine Advisors on March 10, 2016 in the amount of $4,250,000.